LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2020	WRITER’S E-MAIL rlipsher@luselaw.com

August 11, 2015

Mr. Dietrich King

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cincinnati Bancorp (previously CF Bancorp)
Registration Statement on Form S-1
Pre-Effective Amendment No. 3 Filed August 10, 2015
File No. 333-202657
Response to Comment of August 11, 2015

Dear Mr. King:

On behalf of Cincinnati Bancorp (previously CF Bancorp) (the “Company”), we are hereby submitting this letter to respond to the staff’s comment on Pre-Effective Amendment No. 3 to the Company’s Registration Statement Form S-1 (the “Amended S-1”), as communicated to the undersigned by telephone on August 11, 2015. Set forth below is the staff’s comment, as well as the Company’s response to that comment.

Pre-Effective Amendment No. 3 to the Form S-1

1.	On page 102, in the first paragraph following the table on the allocation of allowance for loan losses, the second sentence says: “At December 31, 2014, our allowance for loan losses represented 1.27% of total loans and 92.34% of nonperforming loans.” According to the staff’s calculations which are supported by the table on page 100, the allowance for loan losses represented 184.43% of nonperforming loans at December 31, 2014. Please revise the language in the next amendment accordingly or advise the staff otherwise.

Response: The prospectus has been revised in response to this comment. We note that the Company has also corrected the ratio of the allowance for loan losses to non-performing loans to reflect a small rounding discrepancy. Please see pages 100 and 102 of the prospectus attached hereto, which reflect the revised disclosure and are black

LUSE GORMAN, PC

ATTORNEYS AT LAW

Mr. Dietrich King

Securities and Exchange Commission

August 11, 2015

lined to show changes. The corrected ratios on these pages are consistent with the ratios set forth in the selected financial data table on page 39 of the prospectus. Pursuant to our discussions with the staff, the Company hereby commits to make these changes in the final prospectus which will be filed with the Commission pursuant to 17 CFR 230.424 of the SEC’s Regulations.

* * * *

Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2020 or Kip Weissman at (202) 274-2029.

Sincerely,

/s/ Robert I. Lipsher

Robert I. Lipsher

Enclosures

cc:	Joseph V. Bunke, President, Cincinnati Bancorp
Christopher Dunham, Esq., SEC Staff Attorney
David Irving, SEC Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Craig Liechty, BKD, LLP
Kip A. Weissman, Esq.

As an integral part of their examination process, the Office of the Comptroller of the Currency will periodically review our allowance for loan losses. Such agencies may require that we recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the periods indicated.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
	(Dollars in thousands)
Allowance at beginning of period	$1,350	$977	$977	$1,102
Provision for loan losses	32	46	773	133
Charge offs:
Real estate loans:
One- to four-family residential	27	—	426	260
Commercial	—	—	50	—
Multi-family	—	—	—	—
Home equity lines of credit	—	—	—	—
Construction and land	—	—	—	—

Total real estate	27	—	476	260
Commercial loans	—	—	—	—
Consumer loans	—	—	—	—

Total charge-offs	27	—	476	260

Recoveries:
Real estate loans:
One- to four-family residential	12	—	16	2
Commercial	—	—	52	—
Multi-family	—	—	—	—
Home equity lines of credit	—	—	—	—
Construction and land	—	—	8	—

Total real estate	12	—	76	2
Commercial loans	—	—	—	—
Consumer loans	—	—	—	—

Total recoveries	12	—	76	2

Net (charge-offs) recoveries	(15)	—	(400)	(258)

Allowance at end of period	$1,367	$1,023	$1,350	$977

Allowance to non-performing loans	1,231.53%	146.14%	184.17%	166.16%
Allowance to total loans outstanding at the end of the period	1.23%	0.99%	1.27%	1.00%
Net (charge-offs) recoveries to average loans outstanding during the period	0.01%	—%	(0.38)%	(0.28)%

100

At March 31, 2015, our allowance for loan losses represented 1.23% of total loans and 1,231.5% of nonperforming loans. At December 31, 2014, our allowance for loan losses represented 1.27% of total loans and 184.17% of nonperforming loans. The allowance for loan losses was $1.4 million at March 31, 2015, $1.4 million at December 31, 2014 and $977,000 at December 31, 2013. There were $15,000, $400,000 and $258,000 in net loan charge-offs during the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013, respectively.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, regulators, in reviewing our loan portfolio, may request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for loan losses may not be adequate and increases may be necessary should the quality of any loan deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Investment Activities

General. The goals of our investment policy are to provide and maintain liquidity to meet day-to-day, cyclical and long-term liquidity needs, to help mitigate interest rate and market risk within the parameters of our interest rate risk policy, and to generate a dependable flow of earnings within the context of our interest rate and credit risk objectives. Subject to loan demand and our interest rate risk analysis, we will increase the balance of our investment securities portfolio when we have excess liquidity. We expect to initially invest a substantial portion of the proceeds of the offering in short-term and other investments, including U.S. government securities.

Our investment policy was adopted by the board of directors. The investment policy is reviewed annually by the board of directors. All investment decisions shall require the approval of at least three senior management members, one of which shall be the President or Chief Financial Officer. The Chairman of the Board is included in the senior management group for this purpose. The Chief Financial Officer provides an investment schedule detailing the investment portfolio which is reviewed at least monthly by the Bank’s asset-liability committee and the board of directors.

Our current investment policy permits, with certain limitations, investments in United States Treasury securities; securities issued by the United States Government and its agencies or government sponsored enterprises including mortgage-backed securities and collateralized mortgage obligations (“CMO”) issued by Fannie Mae, Ginnie Mae and Freddie Mac; corporate bonds and obligations; debt securities of state and municipalities; commercial paper; certificates of deposits in other financial institutions, and bank-owned life insurance.

At March 31, 2015, our investment portfolio consisted of securities and obligations issued by U.S. government-sponsored enterprises or the Federal Home Loan Bank. At March 31, 2015, we owned $888,000 of FHLB-Cincinnati stock. As a member of FHLB-Cincinnati, we are required to purchase stock in the FHLB-Cincinnati, which stock is carried at cost and classified as restricted equity securities.

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